SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/MF n° 06.164.253/0001-87

NIRE 35.300.314.441

NOTICE TO THE SHAREHOLDERS

Under the terms of CVM Instruction no. 358/02, as amended, Gol Linhas Aéreas Inteligentes S.A. (“Company”), in compliance with the Notices to the Shareholders published on July 14 and 22, 2015, hereby informs its shareholders and the public that the term for exercise of the preemptive right for subscribing the shares to be issued under the increase of the Company’s capital approved by its Board of Directors at a meeting held on July 14, 2015, and which term has been extended pursuant to the approval of the Company’s Board of Directors on a meeting held on August 14, 2015, has ended on August 21, 2015 (“Capital Increase”).

Out of the 64,065,611 preferred shares, registered, book-entry and with no par value, issued by reason of the Capital Increase, 22,737,396 preferred shares were not sold (“Unsubscribed Shares”).

Those shareholders of the Company and those assignees of the share subscription rights in the Capital Increase who declared their interest in the reserve of Unsubscribed Shares in their respective subscription lists will have five (5) business days for subscribing the Unsubscribed Shares, which period will start being counted as from and including August 26, 2015, and will end on and including September 1st, 2015 (“Unsubscribed Shares Subscription Period”), provided that the shareholders and assignees of the subscription rights, who so wish, may express their intention to subscribe for any additional unsubscribed shares to which they are entitled (“Additional Unsubscribed Shares”), and as a result the amount of subscribed shares during the Unsubscribed Shares Subscription Period may be higher than the amount of unsubscribed shares to which each shareholder shall be entitled until the limit of Unsubscribed Shares available. In the event the total amount of shares object of the requests for subscription exceeds the amount of available unsubscribed shares, a proportional apportionment shall be held among the shareholders that requested the subscription of Additional Unsubscribed Shares, which shall be apportioned proportionally to the number of shares that such shareholders may have subscribed upon the exercise of the preemptive right.

The subscription price of the Unsubscribed shares will be R$ 7.20 (seven reais and twenty cents) which shares shall be paid in cash, in legal tender, upon subscription, provided that the Additional Unsubscribed Shares shall be paid until September 04, 2015. Those shareholders of the Company who declared their interest in the reserve of the Unsubscribed Shares in their respective subscription lists will be entitled to subscribe 0,5501664178 non-subscribed preferred shares per each preferred share already subscribed during the initial term for exercise of preemptive rights, which corresponds to a percentage of 55,016641779%.

In order to subscribe the Unsubscribed Shares, the holders of the Company’s shares bookkept with Banco Itaú Unibanco S.A. shall be required to appear at any special branch of the referred bank, preferably those indicated in item 16 of the Notice to the Shareholders published on July 14, 2015, from Monday to Friday, at bank hours, as per the option indicated in their subscription list, upon payment of the relevant price. The holders of shares deposited with the Depositary Office of BM&FBOVESPA (“Depositary Office”) shall have their respective rights exercised by their custodians and pursuant to the rules stipulated by the Depositary Office, with due regard to the terms and conditions hereof and in conformity with the option indicated in their subscription list.

If not all of the Unsubscribed Shares, including Additional Unsubscribed Shares, are subscribed after the end of the Unsubscribed Shares Subscription Period, the Company shall partially confirm the Capital Increase upon cancellation of the unsubscribed shares among the Unsubscribed Shares, since the subscribed amount has already reached the minimum subscription amount, as set by the Board of Directors of the Company of  R$ 282,356,114.40.

Additional information may be obtained from the Company’s Investor Relations Office at the phone number (11) 2128-4700 or by e-mail: ri@golnaweb.com.br.

São Paulo, August 25, 2015.

Edmar Prado Lopes Neto

Vice-President and Investor Relation Officer.

SP - 14787971v1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 25, 2015

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.